Exhibit 99.1

Glass House Brands Announces Plans for Further Expansion of Cannabis Cultivation Capacity at its SoCal Farm

LONG BEACH, CA and TORONTO, March 1, 2023 // -- Glass House Brands Inc. (“Glass House” or the “Company (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced plans to retrofit an additional greenhouse to expand production at its SoCal Farm, targeting an incremental one million square feet capable of producing 250,000 pounds of high quality sun grown cannabis annually with commercial cultivation to begin by the end of 2023. This expansion plan follows the successful completion of the company’s Phase I SoCal Farm expansion in 2022.

“This new greenhouse capacity will more than double the current production footprint of our SoCal Farm and build on the incredible momentum we’ve generated over the initial two quarters of operating this amazing greenhouse farm. The last two years have been challenging for the industry, and since the beginning of July 2022 alone the number of cultivation licenses in the state of California dropped by over 1,200, which we estimate is an 11.7 million square foot (or 13%) decrease in acreage under cultivation. We believe this is a good time to bring on additional capacity,” said Co-Founder, Chairman and CEO of Glass House Brands, Kyle Kazan. “In February alone, 265 cultivation licenses were not renewed out of 519 that were up for renewal. This is a non-renewal rate of 51%.”

“With an unmatched combination of quality, scale and low cost, we’re well positioned to leverage our durable competitive advantage in the California market and rapidly capitalize on broader expansion opportunities as the U.S. market continues to evolve.”

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include the Company’s plan to expand production at the SoCal Farm, targeting an incremental one million square feet capable of producing 250,000 pounds of high quality sun grown cannabis annually with commercial cultivation to begin by the end of 2023. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

About Glass House Brands Inc.

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

Reed.Anderson@icrinc.com